EXHIBIT 99.6

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com info@mercatorminerals.com

NEWS RELEASE	# 2011-33

Mercator Minerals Completes 90-day Performance Test at Mineral Park Mine
Mill through-put exceeds 45,000 tons per day for 90 days

Vancouver, British Columbia – November 16, 2011 – Mercator Minerals Ltd. (TSX:ML) (“Mercator”, or the “Company”) is pleased to announce today it has achieved for a consecutive 90-day period an average mill through-put rate of 45,058 tons per day and also achieved average copper and molybdenum recoveries of 79.5% and 73.1%, respectively, at its wholly-owned Mineral Park Mine in Arizona.

This milestone satisfies the performance test required in the project loan agreement with the lending group, and reduces the cash sweep significantly down to 25% at the Mineral Park Mine, which will provide greater financial flexibility for the Company.

The performance test commenced on August 17, 2011 and was completed on November 14, 2011.

Bruce McLeod, President and CEO comments, “From the day we started commissioning the second concentrator line at Mineral Park, our operational group has done a tremendous job ramping up production and recoveries to successfully complete the performance test.   Despite reduced crushing capacity in the early part of the test period, prior to the second crusher coming online on September 30, 2011, the operational group has proven that it is an innovative and experienced team that can rise to the challenge and also take great pride in their work.”

For further information please visit www.mercatorminerals.com or contact;
Bruce McLeod	David Jan
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.

D. Bruce Mcleod, P.Eng
President and CEO

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with one of the fastest growing base metal profiles in its peer group, is a leading copper, molybdenum and silver producer with a diversified portfolio of high quality operations and projects in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to copper at the El Pilar deposit in northern Mexico and longer term exposure of molybdenum and copper through the development of the El Creston deposit in northern Mexico.

Unless otherwise indicated, Mercator has prepared the technical information in this press release ("Technical Information") based on information contained in the technical reports and news releases (collectively the "Disclosure Documents") available under Mercator’s company profile and available on SEDAR at www.sedar.com. Some of the information in this press release has been updated for events occurring subsequent to the date of the technical reports. Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

Gary Simmerman, BSc, Mining Eng. FAusIMM, Mercator's Vice-President Mineral Park, a Qualified Person as defined by NI 43-101 supervised the preparation of and verified and approved the technical information contained in this press release.